RENNOVA HEALTH, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

(561) 855-1626

December 14, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rennova Health, Inc. Registration Statement on Form S-1 File No. 333-214512

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Rennova Health, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Wednesday, December 14, 2016, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call J. Thomas Cookson at Akerman LLP at (305) 982-5560 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Seamus Lagan

Seamus Lagan

President and Chief Executive Officer

Cc:       Ronald E. Alper (Securities and Exchange Commission)